Richard "Rick" Stancil, JD

Chief Operating and Legal Officer, The Wine RayZyn Company, LLC   2018 - Present

Forty (40) plus years' experience in logistics, human resources, management, public relations and law. Ten plus years in complex business management and operations as a City Manager, City and County Attorney, and legal advisor to statewide non-profits. Mr. Stancil has also served in numerous positions in State Government including legal counsel, special and executive assistant to the Governor of Georgia, and director of state agencies.